FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 31 of August, 2006

MSYSTEMS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K/A is incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. No. 333-126774).

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Explanatory Note

This Amendment is being furnished by the Registrant, as an amendment to the Reports on Form 6-K furnished with the Securities and Exchange Commission (the "Commission") on January 25, 2006, November 17, 2005, September 30, 2005, July 26, 2005 and April 20, 2005 (as amended by the Reports on Form 6-K/A furnished on July 20, 2005 and April 20, 2005), to provide revised financial information for each of the quarters in the year ended December 31, 2005.

As disclosed in the Registrant`s annual report on Form 20-F for the year ended December 31, 2005 filed with the Commission on July 17, 2006 (the "Annual Report"), following completion of an internal review of prior stock option grants conducted by a special committee of the Board of Directors (the "Special Committee"), based on the findings of the Special Committee, the Registrant has restated its consolidated financial statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 to recognize primarily non-cash stock-based compensation expense which was not previously accounted for in the Registrant`s previously issued financial statements.  A description of the internal review, including the findings of the Special Committee, is set forth in the Annual Report.  The quarterly financial information set forth below has been revised to include primarily non-cash stock-based compensation expense which was not previously accounted for in the Registrant`s previously furnished quarterly financial information for the year ended December 31, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

msystems Ltd.
(Registrant)
Date:	August 31, 2006	By:	/s/ Donna Gershowitz
		Title:	VP, General Counsel

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	As previously reported
	2005
	Three months ended
	March 31	June 30	September 30	December 31

Revenues	$116,995	$121,635	$153,910	$222,443

Costs and expenses:

Costs of goods sold*	85,323	87,431	115,821	173,661
Research and development, net*	7,930	9,049	10,390	10,087
Selling and marketing*	7,867	7,988	7,570	10,098
General and administrative*	2,291	3,881	2,733	3,238
In-process research and development write off	-	-	-	2,460
Total costs and expenses	103,411	108,349	136,514	199,544

Operating income	13,584	13,286	17,396	22,899
Financial income, net	1,562	2,988	2,373	1,765
Other income, net	-	-	-	6,325
Income before taxes on income	15,146	16,274	19,769	30,989

Taxes on income	-	-	-	156
Income after taxes on income	15,146	16,274	19,769	30,833

Equity in losses of an affiliate	(963)	(656)	(675)	(852)
Minority interest in earnings of a subsidiary	(8,084)	(7,976)	(5,204)	(4,972)

Net income	$6,099	$7,642	$13,890	$25,009

Basic net earnings per share	$0.17	$0.21	$0.38	$0.68

Diluted net earnings per share	$0.16	$0.19	$0.34	$0.59

Weighted average number of shares used in computing basic net earnings per share	35,748,892	36,039,809	36,246,109	36,625,106

Weighted average number of shares used in computing diluted net earnings per share	38,915,901	41,262,582	41,898,049	42,550,180

* Stock based compensation expense is included in the following line items:

Costs of goods sold	$0	$0	$0	$0
Research and development, net	-	-	-	-
Selling and marketing	-	-	-	-
General and administrative	-	-	-	-
	$0	$0	$0	$0

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	As restated
	2005
	Three months ended
	March 31	June 30	September 30	December 31

Revenues	$116,995	$121,635	$153,910	$222,443

Costs and expenses:

Costs of goods sold*	85,371	87,476	115,870	173,710
Research and development, net*	8,175	9,274	10,635	10,333
Selling and marketing*	8,484	8,580	8,186	10,714
General and administrative*	2,463	4,037	2,905	3,411
In-process research and development write off	-	-	-	2,460
Total costs and expenses	104,493	109,367	137,596	200,628

Operating income	12,502	12,268	16,314	21,815
Financial income, net	1,562	2,988	2,373	1,765
Other income, net	-	-	-	6,325
Income before taxes on income	14,064	15,256	18,687	29,905

Taxes on income	-	-	-	156
Income after taxes on income	14,064	15,256	18,687	29,749

Equity in losses of an affiliate	(963)	(656)	(675)	(852)
Minority interest in earnings of a subsidiary	(8,084)	(7,976)	(5,204)	(4,972)

Net income	$5,017	$6,624	$12,808	$23,925

Basic net earnings per share	$0.14	$0.18	$0.35	$0.65

Diluted net earnings per share	$0.13	$0.17	$0.31	$0.57

Weighted average number of shares used in computing basic net earnings per share	35,748,892	36,039,809	36,246,109	36,625,106

Weighted average number of shares used in computing diluted net earnings per share	38,479,010	41,070,719	41,591,548	42,213,503

* Stock based compensation expense is included in the following line items:

Costs of goods sold	$48	$45	$49	$49
Research and development, net	245	225	245	246
Selling and marketing	321	296	320	320
General and administrative	172	156	172	173
	$786	$722	$786	$788

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	As previously reported
	2005
	March 31	June 30	September 30	December 31

ASSETS
Cash, cash equivalents, short-term bank deposits and marketable securities	$274,391	$295,422	$315,227	$186,334
Trade receivables, net	58,002	71,971	70,726	131,857
Related party trade receivables	634	1,183	2,086	2,951
Inventories	54,625	55,152	52,857	76,326
Other accounts receivable and prepaid expenses	4,462	4,063	4,932	15,153
Severance pay funds	3,698	3,796	4,333	4,821
Long-term investments and long-term receivables	11,330	11,325	11,211	5,922
Property and equipment, net	21,513	22,793	24,291	29,462
Deferred purchase credits	-	-	-	71,544
Other assets, net	2,342	2,245	2,201	41,195
Minority interest in subsidiary	-	-	-	2,167
Total assets	$430,997	$467,950	$487,864	$567,732

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$44,646	$70,111	$76,206	$121,792
Excess of losses over investment in equity method affiliate	663	1,119	1,793	2,646
Deferred revenues	3,048	10,572	5,514	2,280
Other accounts payable and accrued expenses	23,680	20,066	24,575	27,705

Total current liabilities	72,037	101,868	108,088	154,423

LONG-TERM LIABILITIES:
Convertible Senior Notes	71,301	71,328	71,353	71,380
Accrued severance pay	4,634	5,099	5,643	6,133
Other long-term liabilities	488	488	488	4,187

Total long-term liabilities	76,423	76,915	77,484	81,700

MINORITY INTEREST IN SUBSIDIARY	8,181	6,157	2,862	-

SHAREHOLDERS` EQUITY
Share capital	10	10	10	10
Additional paid-in capital	300,288	301,300	303,952	307,185
Deferred stock compensation	-	-	-	-
Accumulated other comprehensive loss	-	-	(122)	3,815
Retained earnings (accumulated deficit)	(25,942)	(18,300)	(4,410)	20,599

Total shareholders' equity	274,356	283,010	299,430	331,609

Total liabilities and shareholders' equity	$430,997	$467,950	$487,864	$567,732

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	As restated
	2005
	March 31	June 30	September 30	December 31

ASSETS
Cash, cash equivalents, short-term bank deposits and marketable securities	$274,391	$295,422	$315,227	$186,334
Trade receivables, net	58,002	71,971	70,726	131,857
Related party trade receivables	634	883	1,161	1,476
Inventories	54,625	55,152	52,857	76,326
Other accounts receivable and prepaid expenses	4,462	4,063	4,932	15,153
Severance pay funds	3,698	3,796	4,333	4,821
Long-term investments and long-term receivables	11,330	11,325	11,211	5,922
Property and equipment, net	21,513	22,793	24,291	29,462
Deferred purchase credits	-	-	-	71,544
Other assets, net	2,342	2,245	2,201	41,195
Minority interest in subsidiary	-	-	-	2,167
Total assets	$430,997	$467,650	$486,939	$566,257

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$44,646	$70,111	$76,206	$121,792
Excess of losses over investment in equity method affiliate	663	819	868	1,171
Deferred revenues	3,048	10,572	5,514	2,280
Other accounts payable and accrued expenses	24,262	20,944	25,749	29,175

Total current liabilities	72,619	102,446	108,337	154,418

LONG-TERM LIABILITIES:
Convertible Senior Notes	71,301	71,328	71,353	71,380
Accrued severance pay	4,634	5,099	5,643	6,133
Other long-term liabilities	488	488	488	4,187

Total long-term liabilities	76,423	76,915	77,484	81,700

MINORITY INTEREST IN SUBSIDIARY	8,181	6,157	2,862	-

SHAREHOLDERS` EQUITY
Share capital	10	10	10	10
Additional paid-in capital	319,222	320,043	322,623	325,801
Deferred stock compensation	(3,948)	(3,035)	(2,176)	(1,334)
Accumulated other comprehensive loss	-	-	(122)	3,815
Retained earnings (accumulated deficit)	(41,510)	(34,886)	(22,079)	1,847

Total shareholders' equity	273,774	282,132	298,256	330,139

Total liabilities and shareholders' equity	$430,997	$467,650	$486,939	$566,257

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